EXHIBIT 99.1

News Release

Rosetta Genomics Receives Key U.S. Patent Allowance

Composition of Matter Patent Covers Core Component of Company’s Lead Diagnostics for
Cancer of Unknown and Uncertain Primary

PHILADELPHIA and REHOVOT, Israel (April 23, 2012) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced receipt of a patent allowance from the U.S. Patent and Trademark Office (“USPTO”) for Patent Application 12/800,556 titled, “MICRORNAS AND USES THEREOF.” The allowed claims cover the composition of matter for miR-378, a core element of Rosetta Genomics’ microRNA technology used in its miRview® mets and miRview® mets2 diagnostic tests for the accurate identification of the primary tumor type in Cancer of Unknown Primary (“CUP”) patients as well as cancer patients with difficult to diagnose metastases. Once issued, this patent will provide protection through May 2024.

The allowed claims provide for miR-378 as a specific microRNA sequence, as well as sequence variants, as opposed to general mechanisms or concepts. The allowed claims are directed to novel technologies that can be used for detecting and profiling microRNAs, and have application in the use of microRNA-378 as diagnostic biomarkers and therapeutics targets"

Rosetta Genomics maintains a robust intellectual property strategy to protect its leadership position in microRNA technology. Rosetta's portfolio includes 24 issued patents, including 21 in the U.S. With this new patent allowance, Rosetta now has three U.S. allowed patent applications. In addition, Rosetta has 55 patent applications, including 23 in the U.S.

Commenting on this new patent allowance, Kenneth A. Berlin., President and Chief Executive Officer of Rosetta Genomics, said, “We are delighted to add this U.S. patent to our growing worldwide intellectual property portfolio as it serves to further strengthen our leadership position in microRNA technology. This patent is important as it protects key elements of our microRNA diagnostic technology that are critical to miRview mets and miRview mets2 tests, our diagnostic tests for the identification of tissue origin in CUP and difficult to diagnose metastases which we estimate could benefit 200,000 patients a year in the U.S. alone.

“Rosetta Genomics has pioneered the development of microRNA technology. We believe we have the earliest and broadest patents and patent applications related to composition of matter on microRNAs, and feel this provides us with the widest access to the Sanger database, which is a key differentiating factor of our technology. This new patent is important to protecting our global leadership position in microRNA technology and resulting diagnostic and therapeutic products,” added Mr. Berlin.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor type in primary and metastatic cancer including Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and more than 1 million patients worldwide from miRview lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs

microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com ..

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com
@LHA_IR_PR

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